Betaferon(r) approved in Europe as a first-line treatment for the earliest stages of multiple sclerosis
Berlin, June 7, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Betaferon(r) (interferon beta-1b) has been granted marketing authorization by the European Commission for an extension of its indication to include the treatment of patients with a first clinical event suggestive of multiple sclerosis (MS) in all 25 European member states, as well as
Iceland and Norway.
With this approval, Betaferon(r) becomes the only high-dose high-frequency therapy approved for the treatment of the earliest stages of MS. The approval provides an important treatment option for patients to reduce the risk of developing clinically definite MS (CDMS), and the chance to delay the progression of the disease. The new label now allows for treatment of the majority of patients at risk for MS, i.e., those with a first clinical event (attack) suggestive of MS.
"Effective treatment early in the course of the disease is important since studies have shown that irreversible nerve damage and brain atrophy can occur in the earliest stages of MS. We now have the ability to treat patients from the earliest sign of MS with therapy that has an excellent safety profile over 16 years," said David Bates, Professor of Clinical
Neurology at the University of Newcastle upon Tyne, UK, and Chairman of the
MS Forum.
The label extension is based on results from the BENEFITa study which showed that Betaferon(r) 250 mcg treatment in the early phase of the disease reduced the risk of developing CDMS by 50 percent compared with placebo.1,b Furthermore, patients in the Betaferon(r) group were two times better protectedc than placebo-treated patients against developing MS as defined by the McDonald diagnostic criteria.2 Left untreated in the placebo group,
85 percent of people who experienced a first clinical event went on to be diagnosed with MS within two years.
"The results of the BENEFIT trial show that Betaferon can substantially slow down the course of MS in early patients, especially those at the earliest stage of the disease, when it has the greatest impact," said
Darlene Jody, MD, Head of Specialized Therapeutics Global Business Unit at Schering Group.
A supplemental biologics license application (sBLA) requesting an expanded label for Betaferon(r) (marketed as Betaseron(r) in the U.S.) was filed with the U.S. Food and Drug Administration by Berlex, Inc., a U.S. affiliate of Schering AG, in February 2006 and is pending review.
The Betaferon(r) extended indication is for the treatment of patients with a single demyelinating event with an active inflammatory process, if it is severe enough to warrant treatment with intravenous corticosteroids, if alternative diagnoses have been excluded, and if they are determined to be at high risk of developing clinically definite multiple sclerosis. The results of the BENEFIT study were used to define the high risk criteria for identifying patients appropriate for Betaferon(r) treatment. The criteria reflect the differences in disease dissemination among patients with monofocald and multifocald onset of disease with a first clinical event suggestive of MS.
Betaferon is also indicated for the treatment of:
*	Patients with relapsing remitting MS and two or more relapses within the last two years
*	Patients with secondary progressive MS with active disease, evidenced by relapses.

Footnotes
a 	Betaferon(r)/Betaseron(r) in Newly Emerging MS For Initial Treatment.
b 	50 Percent risk reduction based on adjustment for a standard set of baseline covariates.
c At the end of the study period of two years.
d 	Monofocal onset of disease is where clinical findings are explained by a single lesion in the central nervous system (CNS). Multifocal onset of disease is where clinical findings are explained by at least two underlying CNS lesions.
References
1. L Kappos. Betaferon(r) in Newly Emerging Multiple Sclerosis for Initial Treatment (BENEFIT): clinical results. Presented at ECTRIMS/ACTRIMS
2005.
2. McDonald et al. Recommended Diagnostic Criteria for MS. Ann Neurol 2001; 50:121-127.


Additional information
ABOUT BENEFIT
The multi-center, double-blind, randomized, phase III BENEFIT study was conducted in 98 centers in 20 countries and included a total of 487 patients presenting with a single clinical episode suggestive of MS. Patients with a first clinical demyelinating event suggestive of MS and typical MRI findings received either eight million units of interferon beta-1b (Betaferon(r)) every other day or placebo as a subcutaneous injection. Treatment continued for up to 24 months unless patients experienced a second attack and were diagnosed with clinically definite MS. The two co-primary efficacy outcomes were time to CDMS, based on a second clinical demyelinating event or an Expanded Disability Status Scale (EDSS) progression >=1.5 points, and time to MS according to the McDonald criteria. All study participants completing the double blind study were then invited to participate in a separate open-label follow-up study with Betaferon(r) which will prospectively assess the impact of such early treatment with Betaferon(r) on the long-term course of the disease for a total observation time of five years, including the impact of early treatment on the formation of new brain lesions as measured by magnetic resonance imaging (MRI).
BENEFIT patients included those who had a first clinical demyelinating event either monofocal (i.e. clinical evidence of a single lesion) or multifocal (i.e. clinical evidence of more than one lesion). Inclusion of both patient groups is important because this is representative for the patient population with a single event.

ABOUT BETAFERON
Betaferon(r)/Betaseron(r) was the first disease-modifying drug introduced for MS and is a well-established treatment around the world. Betaferon(r) has the broadest experience of any MS medication. In the US, Europe and Japan, Betaferon(r) has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and the frequency of moderate to severe episodes by as much as 50 percent. Sixteen years' follow up of people treated with Betaferon has shown that it is safe and well tolerated.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
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